Exhibit 12.1

Sensata Technologies B.V.

Computation of Ratio of Earnings To Fixed Charges

(dollars in thousands)

(Unaudited)

	Predecessor			Successor
	2004 (Unaudited)	2005 (Unaudited)	January 1, 2006 - April 26, 2006 (Unaudited)	April 27, 2006 - December 31, 2006 (Unaudited)	2007 (Unaudited)	2008 (Unaudited)
Income/(loss) from continuing operations before income taxes	$235,446	$225,731	$71,333	$(162,435)	$(171,745)	$(60,870)
Add: Fixed Charges	810	1,090	1,143	166,079	192,968	200,325

Total Earnings	$236,256	$226,821	$72,476	$3,644	$21,223	$139,455

Fixed charges:
Interest expense	—	105	511	153,642	181,521	187,143
Amortization of debt issuance cost	—	—	—	11,518	9,640	10,697
Portion of rent expense estimated to represent interest(1)	810	985	632	919	1,807	2,485

Total fixed charges	$810	$1,090	$1,143	$166,079	$192,968	$200,325

Ratio of earnings to fixed charges	291.7	208.1	63.4	NM	NM	NM

(1)	Represents approximately one-third of rent expense which is deemed to represent the interest component of rental payments.

NM - Due to the registrant’s loss in the Successor periods, the ratio coverage was less than 1:1. The registrant must generate additional earnings for the period April 27, 2006 to December 31, 2006 and the fiscal years 2007 and 2008 of $162,435, $171,745 and $60,870, respectively, to achieve a coverage of 1:1.